Exhibit 99.2

[Letterhead of Fidelity D & D Bancorp, Inc.]

                  [Date]

Dear Shareholder:

We are pleased to inform you that the Board of Directors has adopted certain changes to the Company’s 2000 Dividend Reinvestment and Stock Purchase Plan (the “Plan”) which it believes will be advantageous to our shareholders and the Company.

Until further notice, shareholders who participate in the Plan may use their cash dividends and optional cash payments to purchase additional shares of stock directly from the Company at a discount of 10% of the fair market value of the stock on the investment date (the “Discount”).  Record holders of common stock are eligible to participate in the plan directly.  Beneficial owners of common stock, whose shares are registered in names other than their own (“nominee name” e.g., in the name of a broker, bank nominee or trustee), must become shareholders of record by having all or a portion of their shares transferred into their own names.  If you hold your shares in nominee name and would like more information on registering your ownership to participate in the Plan, please contact Registrar and Transfer Company at (800) 368-5948.

In addition, the Company has raised the maximum amount of optional cash payments which may be made by a Plan participant from $2,000 to $10,000 per calendar quarter.  Optional cash payments will continue to be invested on the date which cash dividends are reinvested and cannot be submitted any earlier than thirty (30) days and not later than five (5) days before a dividend payment date. The Company also will continue to pay all brokerage fees associated with the purchase of stock under the Plan.

The Board of Directors believes that these enhancements to the Plan not only provide value to shareholders but also is a very cost-effective way for the Company to obtain additional equity capital.  Should the Board of Directors, at some future date, decide to discontinue the Discount, shareholders will be notified at the address shown in the records of the Plan Administrator.

Enclosed is a prospectus describing the Plan as currently in effect.  Please note that receipt of the Discount will result in dividend income for federal income tax purposes.  You should read the “Federal Tax Consequences” section of the Plan carefully and/or consult your tax advisor.

If you are currently enrolled in the Plan, you do not need to do anything to continue your participation.  If you are not enrolled, you may participate in the Plan by completing and returning the enclosed Authorization Form. The Plan is not available, however, to shareholders residing in California.

We appreciate your continued support as a shareholder of the Company.  If you have questions concerning the Plan, please telephone Registrar and Transfer Company, the Plan Administrator, at (800) 368-5948.

Sincerely,

/s/Patrick J. Dempsey
Patrick J. Dempsey
Chairman of the Board and
Interim Chief Executive Officer